Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of December 7, 2021 (the “Effective Date”) by and between Oriental Culture Holding LTD., a Cayman Islands company (the “Company”) and ______ (the “Purchaser”).

RECITALS

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and Regulations S thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, certain securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in, and construed, under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

“Closing Date” means the day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Ordinary Shares” means the ordinary shares of the Company, par value $0.00005 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Rules” shall mean the listing rules of Nasdaq Stock Market.

“Governmental Authority” means any government of any nation, federation, province or state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Group Company” means each of the Company and its Subsidiaries, and the “Group Companies” refers to all of the Group Company collectively.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” means any change, event or circumstance that is or would have a material adverse effect on (i) the business, properties, condition (financial or otherwise) or results of operations of the Group Companies taken as a whole, (ii) the validity or enforceability of the Transaction Documents, or (iii) the ability of the Group Companies to perform their obligations under the Transaction Documents or in connection with the transactions contemplated thereunder.

“Per Share Purchase Price” equals $5.00, subject to adjustment for reverse and forward stock splits, stock combinations and other similar transactions of the Ordinary Shares that may occur after the date of this Agreement.

“Person” means an individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(c).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(f).

“Securities” means the Shares, Warrants and Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Securities Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board, the Exchange Rules and applicable state securities laws and regulations.

“Shares” means Ordinary Shares issued or issuable to the Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable Ordinary Shares).

“Subscription Amount” means, the aggregate amount to be paid for Shares and Warrants purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any subsidiary of the Company and variable interest entities (“VIE”) controlled by the Company through contractual arrangements, which shall, where applicable, also include any direct or indirect subsidiary and VIE of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following market or exchange on which the Ordinary Shares is listed or quoted for trading on the date in question: Nasdaq Stock Market (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, and any other documents or agreements executed between the Company and the Purchaser in connection with the transactions contemplated hereunder.

“Transfer Agent” means VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, and any successor transfer agent of the Company.

“Warrants” means the ordinary shares purchase warrants delivered to the Purchaser at the Closing in accordance with Section 2.2(a) hereof, in the form of Exhibit A attached hereto.

“Warrant Shares” means Ordinary Shares issuable upon exercise of the Warrants.

ARTICLE II.
PURCHASE AND SALE

2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase, up to an aggregate of $_____ Ordinary Shares and Warrants. The Purchaser’s Subscription Amount as set forth on the signature page hereto executed by the Purchaser shall be made available for “Delivery Versus Payment” settlement with the Company or its designees. Upon receiving the Purchaser’s Subscription Amount on the Closing Date and the delivery by the Purchaser of the other items set forth in Section 2.2 deliverable at the Closing, the Company shall deliver the Securities to the Purchaser as determined pursuant to Section 2.2(a).

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser each of the following:

(i) the Transaction Documents duly executed by the Company;

(ii) a Warrant in the name of the Purchaser to purchase up to a number of ordinary shares of Company equal to 100% of the Purchaser’s Shares, with an exercise price equal to $6.00 per share, subject to adjustment therein.

(iii) subject to the last sentence of Section 2.1, a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver the Shares equal to the Purchaser’s Subscription Amount divided by the Per Share Purchase Price, in the name of the Purchaser.

(iv) to the extent not previously delivered, such documents, instruments and items required to be delivered in connection with the satisfaction of the Closing Conditions contemplated under Section 2.3.

(b) On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company, as applicable, the following:

(i) the Transaction Documents duly executed by the Purchaser; and

(ii) the Purchaser’s Subscription Amount by wire transfer to the bank account directed by the Company.

(iii) to the extent not previously delivered, such documents, instruments and items required to be delivered in connection with the satisfaction of the Closing Conditions contemplated under Section 2.3.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy when made and on the Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Purchaser in connection with the transactions contemplated hereunder required to be performed at or prior to the Closing Date shall have been performed; and

(iii) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement on or prior to the Closing Date.

(b) The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they will be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company in connection with the transactions contemplated hereunder required to be performed at or prior to the Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement on or prior to the Closing Date; and

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as indicated in the SEC Reports, the Company hereby represents and warrants to the Purchaser that each of the statements contained hereunder is true, correct, complete and not misleading as of the date of this Agreement and as of the Closing Date as follows:

(a) Organization and Qualification. The Company and each of the Subsidiaries, if any, is an entity duly incorporated or otherwise organized and validly existing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

(b) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection herewith or therewith other than in connection with the Required Approvals (as defined below).

(c) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any governmental authority or any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents or the offer, issue and sale of the Securities, other than: (i) the disclosure filing required for this Agreement, (ii) such filings as are required to be made under applicable state securities laws, and (iii) such consents, waivers and authorizations that shall be obtained prior to the Closing (collectively, the “Required Approvals”).

(d) Authorization of the Securities. The Securities to be sold by the Company and their issue and sale are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and free and clear of all Liens imposed by the Company.

(e) Capitalization. Except as may be described in the SEC Reports, all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and non-assessable.

(f) SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto, documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”).

(g) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(h) Compliance with Laws. Each Group Company has complied with all applicable laws in all material respects and none of them is under investigation with respect to, or has been threatened to be charged with or given notice of any material violation of any applicable laws. The corporate structure of and the ownership among the Group Companies and the establishment thereof are in compliance with applicable laws.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants that each of the statements contained hereunder is true, correct, complete and not misleading as of the date hereof and as of the Closing Date to the Company as follows (unless as made of a specific date stated therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by the Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms.

(b) Understandings or Arrangements. The Purchaser is acquiring the Securities for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Securities (this representation and warranty not limiting the Purchaser’s right to sell the Securities in compliance with applicable federal and state securities laws). The Purchaser is acquiring the Securities as principal, not as nominee or agent, and not with a view to or for distributing or reselling the Securities or any part thereof in violation of the Securities Act or any applicable state securities law.

(c) Foreign Investors The Purchaser hereby represents that it has satisfied itself as to the full observance by the Purchaser of the laws of its jurisdiction applicable to the Purchaser in connection with the purchase of the Securities or the execution and delivery by the Purchaser of this Agreement and the Transaction Documents, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to the purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the Purchaser’s purchase, holding, redemption, sale, or transfer of the Securities. The Purchaser’s subscription and payment for, and continued beneficial ownership of, the Securities will not violate any securities or other laws of the Purchaser’s jurisdiction applicable to the Purchaser.

(d) Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f) Regulation S. The Purchaser is a non-U.S. person (as such term is defined in Rule 902 of Regulation S under the Securities Act) and is not acquiring the Securities for the account or benefit of a U.S. person. The Purchaser will not, within six (6) months of the date of the transfer of the Securities to the Purchaser, (i) make any offers or sales of the Securities in the United States or to, or for the benefit of, a U.S. person (in each case, as defined in Regulation S) other than in accordance with Regulation S or another exemption from the registration requirements of the Securities Act, or (ii) engage in hedging transactions with regard to the Securities unless in compliance with the Securities Act. Neither the Purchaser nor any of the Purchaser’s Affiliates or any person acting on his/her or their behalf has engaged or will engage in directed selling efforts (within the meaning of Regulation S) with respect to the Securities and all such persons have complied and will comply with the offering restriction requirements of Regulation S in connection with the offering of the Securities outside of the United States.

(g) Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(h) No Registration. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or applicable securities laws of any state or country and therefore the Securities cannot be sold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and applicable state securities laws or exemptions from such registration requirements are available. The Company shall be under no obligation to register the Securities under the Securities Act and applicable state securities laws, and any such registration shall be in the Company’s sole discretion.

(i) No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine, website or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1 Reservation of Securities. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Ordinary Shares for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

4.2 Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it has executed or will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing on the time that the Purchaser first discussed the transaction with the Company and ending on the date that is two Business Days after this Agreement is publicly disclosed by the Company.  The Purchaser also covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, the Purchaser will maintain the confidentiality of the existence and terms of this transaction.

4.3 Legends. The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or in connection with a pledge, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. The Purchaser agrees to the imprinting, so long as is required by this Section 4.3, of a legend on all of the certificates evidencing the Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

ARTICLE V.
MISCELLANEOUS

5.1 Termination.  This Agreement may be terminated by the Company or the Purchaser by written notice to the other party if the Closing has not been consummated on or before December 31, 2021; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party.

5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

5.3 Entire Agreement. The Transaction Documents contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or at the email address as set forth on the signature pages hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or at the email address as set forth on the signature pages hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. No party hereto may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company and the Purchaser.

5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the federal courts sitting in City of New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities. The terms of this Article V shall survive any termination of the Agreement pursuant to Section 5.1.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.14 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement. The English version of this Agreement, regardless of whether a translation in any other language is or will be made, shall be the only authentic version.

5.15 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COMPANY:
Oriental Culture Holding LTD.

By:	/s/ Yi Shao
Name:	Yi Shao
Title:	Chief Executive Officer

Address for Notice: 4th Floor, Building F4, West Zone, Zidong Creative Industry Center, Qixia District, Nanjing City, Jiangsu Province, China

Tel:

Fax:

Email:

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SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: _______________________

Signature of Authorized Signatory of Purchaser: _________________________________

Name of Authorized Signatory: ______________________________________________

Title of Authorized Signatory: _____________________________________________

Email Address of Authorized Signatory:__________________________

Facsimile Number of Authorized Signatory: ________________________________________

Address for Notice to Purchaser:

Address for Delivery of Warrants to Purchaser (if not same as address for notice):

Subscription Amount:

Shares:

Warrants: